EXHIBIT 99.1

Orion Digital Regains Compliance with Nasdaq’s Minimum Bid Price Requirement

Vancouver, British Columbia, September 28, 2026 – Orion Digital Corp. (NASDAQ: ORIO; TSX: ORIO) (“Orion Digital” or the “Company”) today announced that it received formal written confirmation from The Nasdaq Stock Market, LLC (“Nasdaq”) confirming that the Company has regained compliance with Nasdaq’s minimum bid price requirement.

To regain compliance with the minimum bid price requirement, the Company’s shares of common stock were required to maintain a minimum closing bid price of US$1.00 or more for at least 10 consecutive business days.

The closing bid price of the shares has been at US$1.00 per share or greater for the 14 consecutive business days from September 8, 2026 to September 25, 2026. Accordingly, Nasdaq Listing Qualifications Staff has notified the Company that it has regained compliance with Nasdaq Listing Rule 5550(a)(2), and the matter is now closed.

About Orion Digital Corp.

Orion Digital Corp. (NASDAQ: ORIO; TSX: ORIO) is an established financial technology company building financial platforms for an AI-driven future. Orion operates across three core areas: wealth through Intelligent Investing, payments infrastructure through Carta Worldwide, and consumer finance through Mogo.

Intelligent Investing is building a capital allocation system designed to help investors make better, more consistent decisions over time, combining commission-free investing, independent AI-powered research and structured decision tools in one platform. It is being commercialized on top of an established Canadian wealth business with more than C$545 million of broader Wealth assets under administration.

Carta provides payments infrastructure for client programs that process more than C$11 billion of annual payment volume and reach more than four million end users. Mogo is an established Canadian consumer finance platform with more than two decades of operating history, managed with a focus on return-based capital deployment.

Orion Digital allocates capital across its businesses based on expected returns, capital efficiency and liquidity requirements.

Investor Relations

Investors@oriondigitalcorp.com

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

shamsian@lythampartners.com

(646) 829-9701